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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006
Commission File Number
Regalito Copper Corp.
(Translation of registrant’s name into English)
1550-625 Howe Street, Vancouver, British Columbia V6C 2T6 Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP. (Registrant)
Date: July 6, 2006	By:	/s/ Cameron G. Belsher
(Signature)*
Cameron G. Belsher, Director

* Print the name and title under the signature of the signing officer

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOR IMMEDIATE RELEASE
Regalito Copper Corp. to De-List Common Shares from the American Stock Exchange
Vancouver, Canada, July 6, 2006 — On May 12, 2006, PPC Canada Enterprises Corp. (“PPC Canada”), a wholly owned subsidiary of Pan Pacific Copper Co., Ltd. (“PPC”), acquired more than 90% of the issued and outstanding common shares of Regalito Copper Corp. (the “Common Shares”) pursuant to a take-over bid. On May 15, 2006, PPC Canada gave notice to holders of the Common Shares not already owned by PPC Canada that it intended to acquire their shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia). The compulsory acquisition is expected to complete on July 17, 2006 whereupon the Common Shares will be de-listed from the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”).
In the event that the compulsory acquisition does not occur on July 17, 2006, Regalito Copper Corp. (“Regalito”) has informed the AMEX that it intends to take steps required to voluntarily de-list the Common Shares from the AMEX and to terminate the registration of the Common Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such event, Regalito expects that trading of its Common Shares on the AMEX will cease on or around July 27, 2006. The Board of Directors of Regalito are of the opinion that in view of the small number of holders of the Common Shares (including less than 300 holders of record resident in the United States) and PPC Canada’s election to acquire the remaining Common Shares pursuant to the compulsory acquisition, it is not in Regalito’s best interest to continue to list the Common Shares for trading on the AMEX and to continue to incur the administrative and financial expenses involved in maintaining the registration of Common Shares under the Exchange Act.
Forward Looking Statements
This press release contains “forward-looking statements” that are subject to a number of risks and uncertainties, many of which are beyond the control of PPC, PPC Canada and Regalito, that could cause actual results to differ materially from those set forth in, or implied by, such forward looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Neither PPC, PPC Canada nor Regalito undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact
Mr. Eiji Kato
Chief Executive Officer and Director
Regalito Copper Corp.
tel: 81-3-3560-8628
fax: 81-3-3560-8637